Filed Pursuant To Rule 433

Registration No. 333-275079

June 25, 2025

Crag Salm on Sirius XM Business Radio – 6/25/25

Speakers:

•
Craig Salm, Chief Legal Officer, Grayscale
•
Janet Alvarez, Sirius XM Business Radio Host

Janet Alvarez: Craig, how are you?

Craig Salm: Janet, I am great. It's great to be back on the show.

Janet Alvarez: Absolutely, so I mean crypto in general has been having just a landmark year in so many ways and the price of Bitcoin going to the stride to your solid start there because Bitcoin has been having a heck of a run behind it.

Craig Salm: Thank you, and just for listeners, you know, I work at Grayscale Investments, the world’s largest digital asset focused investment platform. Our mission is really to bridge that gap between traditional finance and digital asset innovation. Sitting in my Chief Legal Officer seat, the regulatory side of this industry has just gone through such a dramatic shift in the last year. The way I think about things is based on the different branches of government. So looking at executive, regulatory, judicial and legislative. Oon the executive side, when President Trump came to office he issued a couple of executive orders that are very positive for the space. One, he established a presidential working group with the mission of working with Congress to establish a federal framework for digital assets. There was another executive order establishing a strategic Bitcoin reserve and then a digital asset stockpile.

So that's the US government working to put crypto on its balance sheet. On the regulatory side, we've gone from what was historically a, what I would call a regulation by enforcement approach, to more regulation by guidance and rulemaking. And so this year, we saw the establishment of an SEC Crypto Task Force, which it seems like every couple of weeks is producing guidance bringing more clarity to different sectors of the crypto asset class. They're also hosting roundtables. Grayscale has been a part of those meetings as well. And so that's really great to see. Then on the judicial side, we've seen the pausing or dropping of a lot of high profile cases against various digital asset market participants. That eliminates a serious amount of overhang that's been existing over the space for quite some time. And then on the legislative side, which we can get more into later, we're seeing bills related to stable coins and more comprehensive bills around market structure make their way through Congress. So all of this regulatory clarity and progress, I think, is why you're seeing a lot of the positive momentum in Bitcoin and other crypto assets.

Janet Alvarez: So, you know, let's talk about the GENIUS bill and stable coins. As you mentioned, as Treasury Secretary Scott Bessent things saying that stable coins can help back treasuries, which can help reduce the burden, the interest rate burden that the government has to pay as a function of its deficit spending. Talk to us about this function of stablecoins because I don't think that many of our listeners may necessarily be familiar with how stablecoins can help support the US treasury market. Tell us about this relationship.

Craig Salm: Stable coins have really emerged as one of the killer use cases to date around crypto assets. And so we just take a look at the original digital asset Bitcoin, which today feels more of a store value kind of digital gold for investors. It's not necessarily something you're going to use to buy a cup of coffee, for instance. On the other hand, another kind of digital asset called a stablecoin really has emerged for that specific use case. The way these stable coins work is you contribute a dollar for a digital token in return, and that token is backed by a dollar or a cash like instrument, and so it tracks the value of the US dollar and therefore can be used more of a medium of exchange and a unit of account.

And so there's stablecoins that have amassed 10s of billions of dollars of market cap. And in order to bring the regulatory certainty and clarity that this sector within digital assets needs to continue to thrive, there have been bills in Congress that are making their way through. You mentioned one, the GENIUS Act that actually passed the Senate just last week that will just bring some rules of the road for stable coins requirements around what backs the stable coins, how they can be custodied, and what kind of firms can offer them. And that's the kind of regulatory certainty and clarity that this industry really needs in order to set its up in order to set itself up for the next phase of growth.

Janet Alvarez: We're in conversation with Craig Salm. He is Chief Legal Officer at Grayscale. Craig - So the new regulatory frameworks, the increase of clarity, that's also led to a proliferation in crypto investment products and the adoption of crypto by so many users, especially institutional ones Give us sort of an overview of where that stands today. Crypto adoption on an institutional scale.

Craig Salm: So 2024 really was a monumental year for crypto and institutional adoption. The reason why that occurred in our opinion is because of the approval of spot Bitcoin and spot Ethereum ETPs, which are very familiar investment vehicles for investors to gain access to any asset class and now the digital asset class.

Grayscale was very much at the forefront of those efforts with our landmark lawsuit against the SEC where we were converting our Grayscale Bitcoin Trustinto a spot Bitcoin ETP. We worked through that case and one that that case back in 2024, leading to the eventual approval of those products. And so that has really set the stage for institutional adoption, because now you're seeing firms like Grayscale and others file for ETP's for other digital assets.

These are assets like Solana and other large cap tokens. We're also in the process of filing for what would be the first multi digital asset ETP that would hold assets beyond Bitcoin and beyond Ethereum. Because what we've seen is that as investors learn about Bitcoin and the more complex use cases that a Ethereum can offer, they're looking for more diversified exposure to the asset class so that they don't have to pick which one will be the winner.

And, so what we're offering is something like an S&P 500 for digital assets. That's our Grayscale Digital Large Cap Fund which currently trades actually under the ticker symbol GDLC, it's following basically the same path that we pursued for our Bitcoin and Ethereum trust a couple of years ago.

Janet Alvarez: Craig, what else is on the regulatory landscape right now that is of interest to you? What are you keeping your eyes on?

Craig Salm: So as the firm we’re really focused on bringing more types of products to market for more digital asset exposure. We're also focused on enhancing our products and so there's one use case of digital assets that doesn't exist in traditional finance which is called staking. What that allows you to do is use your digital assets to contribute to network security and in return you earn rewards in the given networks tokens.

Grayscale today has the largest Ethereum ETP franchise in the world. That's an example of a stable token, and if we could stake the assets in our products, that would unlock 10s of millions of dollars annually for those products, given that they represent billions of dollars of assets. So we're really focused on getting regulatory clarity to engage in that kind of activity.

Craig Salm: We’re also looking at some of the more emerging protocols, so I spoke about the larger cap coins, the more, longer standing protocols like Bitcoin and Ethereum. But there's a lot of new protocols that are being developed and created in real time. Just yesterday, we launched a new fund for a protocol called Space and Time. That's focused on the decentralized infrastructure and artificial intelligence sector of the space. So, continuing to, you know, meet investors where they are on their investment journey and depending on their level of sophistication, all the while working to create products that we think are best for investors.

Janet Alvarez: Craig, thank you so much for joining us. If we wish to learn more about Grayscale, most recent development, where can we go?

Craig Salm: To follow Grayscale. Let's say it's. Going to go to grayscale.com.

Janet Alvarez: All right, Craig, thank you again for joining us.

Craig Salm: Thanks. Take care.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.